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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PAMRAPO BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    697738102
                    ----------------------------------------
                                 (CUSIP Number)

                               Marc P. Levy, Esq.
                         Muldoon, Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 362-0840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.


                                                                 SEC 300 (07-98)


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                                  SCHEDULE 13D

CUSIP No. 697738102                                    Page  2  of  8  Pages
                                                            ---    ---


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Richmond County Financial Corp.  06-1498455

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF               224,900
       SHARES             ------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                   0
        EACH              ------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                 224,900
        WITH              ------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             224,900 Shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             7.91%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------




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Item 1.           Security and Issuer.
                  -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of Pamrapo Bancorp, Inc. ("Pamrapo"), a corporation organized under the laws of the state of Delaware. The principal executive offices of Pamrapo are located at 611 Avenue C, Bayonne, New Jersey 07002.

Item 2.           Identity and Background.
                  -----------------------

      This Schedule 13D is being filed by Richmond County Financial Corp. ("Richmond County"), a Delaware corporation, which is the holding company for Richmond County Savings Bank (the "Bank"). Richmond County's principal business is directing the business of the Bank. The principal office of Richmond County is located at 1214 Castleton Avenue, Staten Island, New York 10310. During the past five years Richmond County has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Richmond County been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and  incorporated  herein by  reference is a
                  ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Richmond County. To Richmond County's knowledge, each of the directors and executive officers of Richmond County is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

      On March 22, 1999, Richmond County acquired Bayonne Bancshares, Inc. ("Bayonne") through the merger of Bayonne with and into Richmond County, with Richmond County being the surviving corporation (the "Merger"). Through the Merger, Richmond County acquired 83,100 shares of Pamrapo common stock, which were held by Bayonne immediately prior to the Merger. When aggregated with the shares of Pamrapo common stock held by Richmond County immediately prior to the Merger, Richmond County holds an aggregate of 224,900 shares of Pamrapo common stock. All shares previously purchase by Richmond County were purchased for cash using working capital. The total cost of the shares of Pamrapo common stock purchased by Richmond County and Bayonne was $6,184,275.

                                        3

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Item 4.           Purpose of Transaction.
                  ----------------------

      As part of its investment strategy, Richmond County regularly invests in the common stock of financial institutions in and around its market area that Richmond County believes provide the potential for capital appreciation. Bayonne had a similar investment strategy. Richmond County currently holds Pamrapo common stock in its equity portfolio for investment purposes pursuant to this investment strategy. Because Section 1467(a)(10)(e) of the Home Owners' Loan Act prohibits a savings and loan holding company from acquiring more than 5% of the voting shares of another savings institution or savings and loan holding company that is not a subsidiary, Richmond County will reduce its ownership of Pamrapo common stock so that it owns less than the maximum permitted threshold. The Office of Thrift Supervision, which regulates Richmond County as a savings and loan holding company, has informally stated to Richmond County that it would not object to a thirty day divestiture period.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

      (a) Richmond County beneficially owns 224,900 shares of Pamrapo common stock or 7.91% of outstanding shares.

           Michael  F.  Manzulli,   Chief  Executive  Officer  and  Chairman  of
Richmond County, owns 400 shares of Pamrapo common stock.

      (b) Richmond County has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 224,900 shares of Pamrapo common stock.

           Mr. Manzulli has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 400 shares of Pamrapo common stock.

      (c) On March 22, 1999, Bayonne was merged with and into Richmond County, with Richmond County being the surviving corporation. Concurrent with such Merger, Richmond County acquired 83,100 shares of Pamrapo common stock, constituting those shares held by Bayonne at the time of the Merger. See Item 3.

      (d) No person other than Richmond County has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Richmond County. No person other than Mr. Manzulli has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Mr. Manzulli.


                                        4

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Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.


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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       RICHMOND COUNTY FINANCIAL CORP.



                                       By: /s/ Michael F. Manzulli
                                           -------------------------------------
                                           Michael F. Manzulli
                                           President and Chief Executive Officer


Date:  March 23, 1999








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                                   Schedule I

       Directors and Executive Officers of Richmond County Financial Corp.
       -------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Richmond County Financial Corp. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.

NAME                            BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                            ----------------          --------------------
Michael F. Manzulli       1214 Castleton Avenue           Chairman of the Board of Directors and Chief Executive
                          Staten Island, New York         Officer of Richmond County Financial Corp., and
                                                          Director, President and Chief Executive Officer of
                          Richmond County Savings Bank.

Anthony E. Burke          1214 Castleton Avenue           President, Chief Operating Officer and Director of
                          Staten Island, New York         Richmond County Financial Corp. and Richmond County
                                                          Savings Bank.

James L. Kelley           1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.  Mr. Kelley
                                                          is a  partner  of the  law  firm  of Lahr,  Dillon,
                                                          Manzulli,  Kelley  & Penett,   P.C.,   which   serves  as
                                                          general  counsel to Richmond  County Savings Bank.

T. Ronald Quinlan, Jr.    1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.

William C. Frederick      1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.  Dr.
                                                          Frederick  is a  surgeon  in  Staten
                                                          Island  and is  affiliated  with St.
                                                          Vincent's  Hospital,  Staten  Island
                                                          University Hospital and Bayley Seton
                                                          Hospital.

Maurice K. Shaw           1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.  Mr. Shaw is
                                                          currently  Senior Vice  President in charge  of
                                                          corporate   affairs  of Brooklyn Union Gas Co.

Godfrey H. Carstens, Jr.  1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.
                                                          Mr.  Carstens is currently the owner and president of
                                                          Carstens Electrical Supply  Co.,  an  electrical  supply
                                                          company  located  in Staten  Island, New York.

Robert S. Farrell         1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                          Staten Island, New York         Director of Richmond County Savings Bank.  Mr. Farrell
                                                          is   currently   president  of  H.S. Farrell,  Inc.,
                                                          a lumber,  millwork and   building    materials   supply
                                                          company  located  in Staten  Island, New York.

Thomas R. Cangemi         1214 Castleton Avenue           Chief Financial Officer of
                          Staten Island,  New York        Richmond County Financial Corp.1and
                                                          Richmond County Savings Bank.

Andrew M. Sisock          1214 Castleton Avenue           Senior Vice President, Senior Financial Officer, and Vice
                          Staten Island, New York         President-Accounting of Richmond County Financial
                                                          Corp.  Mr. Sisock is also a Director and Treasurer of
                                                          Richmond County Savings Bank and Richmond
                                                          Enterprises, Inc.



                                        7

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NAME                            BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                            ----------------          --------------------
Patrick F.X. Nilan        1214 Castleton Avenue           Director of Richmond County Financial Corp.  Retired
                          Staten Island, New York         President and Chief Executive Officer of Bayonne
                                                          Bancshares, Inc.







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